SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3 to

SCHEDULE TO

(RULE 13e-4)

TENDER OFFER STATEMENT UNDER

SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

 DCB Financial Corp

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Shares, No Par Value Per Share

(Title of Class of Securities)

233 075 100

(CUSIP Number of Class of Securities (Underlying Common Stock))

J. Daniel Mohr

Executive Vice President & Chief Financial Officer

DCB Financial Corp

110 Riverbend Avenue

Lewis Center, Ohio 43035

(740) 657-7510

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Filing Person)

With a copy to:

Jeremy D. Siegfried, Esq.

Porter, Wright, Morris & Arthur LLP

41 South High Street

Columbus, Ohio 43215

Telephone: (614) 227-2181

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$580,590	$67.46
*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 190,104 common shares of DCB Financial Corp that have an aggregate value of $580,590 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $116.20 per $1,000,000 of the transaction value.

**	Previously paid.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $67.46	Filing party: DCB Financial Corp
Form or Registration No.: Schedule TO	Date filed: November 25, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 25, 2014 by DCB Financial Corp (the “Original Schedule TO”), as amended and supplemented by Amendment No. 1 filed with the Securities and Exchange Commission on November 28, 2014 (“Amendment No. 1”) and by Amendment No. 2 filed with the Securities and Exchange Commission on December 3, 2014 (“Amendment No. 2” and, together with Amendment No. 1 and the Original Schedule TO, the “Schedule TO”). The Schedule TO relates to the offer by DCB Financial Corp to exchange certain outstanding stock options for shares of its restricted stock on the terms and subject to the conditions described in the Offer to Exchange Outstanding Stock Options, dated November 25, 2014, which was filed as Exhibit (a)(1)(A) to the Schedule TO and may be amended or supplemented in the future (the “Offer to Exchange”).

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 3 amends and supplements only the items to the Schedule TO that are being amended and supplemented, and unaffected items and exhibits are not included herein.

ITEMS 4. TERMS OF THE TRANSACTION.

Item 4 of the Schedule TO is hereby amended and supplemented and amended as follows:

The Offer to Exchange expired at 12:00 midnight, Eastern Standard Time, on December 23, 2014. Pursuant to the Offer to Exchange Offer, holders of eligible options tendered, and DCB Financial Corp accepted for cancellation, eligible options to purchase an aggregate of 113,873 common shares from 30 option holders, representing approximately 64% of the total common shares underlying options eligible for exchange in the Offer to Exchange. On December 23, 2014, a total of 41,445 shares of restricted stock were issued to holders of eligible options in exchange for the cancellation of such eligible options pursuant to the Offer to Exchange.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule TO is true, complete and correct.

DCB FINANCIAL CORP

By:	/s/ J. Daniel Mohr
J. Daniel Mohr
Executive Vice President and Chief Financial Officer

Date:	December 24, 2014

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